HOUSERAISING, INC.
4801 East Independence Boulevard, Suite 201
Charlotte, North Carolina 28212
(704) 532-2121

February 6, 2008

VIA FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D. C. 20549-7010

ATTN:	Rufus Decker, Accounting Branch Chief
Division of Corporation Finance

Re:	HouseRaising, Inc.
Form 10-KSB for the fiscal year ended December 31, 2006
Form 10-QSB for the periods ending March 31, 2007, June 30, 2007 and September 30, 2007
File No. 0-50701

Ladies and Gentlemen:

Thank you for your comment letter dated January 11, 2008 (the “Comment Letter”), with respect to the above-captioned Annual Report on Form 10-KSB for the fiscal year ended December 31, 2006 (the “Form 10-KSB”) and Form 10-QSB for the periods ended March 31, 2007, June 30, 2007 and September 30, 2007 (the “Form 10-QSB”). We have filed our amended Form 10-KSB and 10-QSB of HouseRaising, Inc., a North Carolina corporation (the “Company”), which incorporate our responses to your comments in this letter and prior letters. Numbered paragraphs set forth below refer to the corresponding numbers contained in the Comment Letter.

For your information, we have filed a clean copy of our amended Form 10-KSB and 10-QSB on the EDGAR system, and we have also sent a clean and marked copy to the staff of the Commission by overnight courier.

Securities and Exchange Commission
February 6, 2008

FORM 10-KSB FOR THE YEAR ENDED DECEMBER 31, 2006

Financial Statements

Note A - Summary of Significant Accounting Policies, page 17

Revenue Recognition, page 18

1. We have reviewed your response to prior comment 4 from our letter dated October 25, 2007. Given the significance of your capitalized software asset, please provide a critical accounting policy in Management’s Discussion and Analysis so that readers of your financial statements can fully understand and analyze the software costs you have capitalized. Specifically address the fact that you have capitalized 100%, 90% and 75% of the compensation afforded your Chief Technology Officer, President and Senior Vice President and the period over which you have capitalized their compensation. Specifically justify how you determined these allocations. In this regard, we continue to have concerns about the appropriateness of these allocations. For instance, it is unclear to us how your Chief Technology Officer did not have other technology responsibilities related to accounting and reporting systems or computer network systems, etc. such that he could have spent 100% of his time performing the processes of computer software development identified in SOP 98-1. In addition, while we understand that the system reflects Mr. McLemore’s 40 years of building experience, it is unclear to us how he had the technical expertise to (1) design the chosen path, including software configuration and software interfaces, (2) code, (3) install to hardware and (4) test the software. We have similar concerns regarding the allocation of Ms. Carriker’s compensation. As such, ensure that your expanded disclosure specifically identifies the processes of computer software development performed by each of these three individuals.

Response 1: The Company will add a critical accounting policy statement to its Management Discussion and Analysis to address that the Company capitalized 100%, 90% and 75% of the compensation afforded our Chief Technology Officer, President/Founder and Senior Vice President and provide additional explanation in how the Company determined these allocations. See the added critical accounting policy statement below:

Securities and Exchange Commission
February 6, 2008

Critical Accounting Policy.

Capitalized Software—During the development phase of the company, a substantial effort was spent on building the Capitalized Software, including the time and effort of several Executive officers because of their unique knowledge/expertise and given the Company’s small size. The Company capitalized 100% of the compensation for its Chief Technology Officer, 90% for its Founder/President and 75% for its Senior Vice President for the work performed in the development of System-C during 2005 and 2006. During these time periods, the Chief Technology Officer spent all of his time focused on the development of System-C (principally designing, coding, installing and testing the software), initially as a contractor to the company. The Founder/President spent over 40 years in the residential home-building industry and System-C is a reflection of his knowledge/experience, in essence migrating the manual process he followed into Capitalized Software (principally designing and testing the software). The Company has a separate Chairman/CEO perform the administrative functions of the company which are expensed. The Senior Vice President split her time between administrative responsibilities (expensed) and the development of the administrative components of System-C (designing and testing administrative components of the software). These allocations were based on self-assessment and some time tracking on these development activities. See Note A—Summary of Significant Accounting Policies (Capitalized Software) for additional information on this critical accounting policy.

2. We have reviewed your response to comment 5 from our letter dated October 25, 2007. We note your objection to disclosing the amounts of forward looking projected revenues. However, we believe that a critical accounting policy that fully discusses your basis for determining that, as of each balance sheet date presented, your capitalized software costs were not impaired is necessary for a reader’s full understanding of your financial statements. As such, please expand your critical accounting policy to discuss the fact that a material assumption you use in determining the recoverability of your capitalized software is projected revenues. Clarify for readers how such projections are determined. For each period for which a balance sheet is presented, tell readers whether or not you met those projections. If you have a shortfall in those projections, clearly indicate the magnitude of the shortfall (on a percentage basis, etc.) and the reasons for any shortfalls such that a reader understands why, notwithstanding the fact that you did not meet your projected revenue targets, your capitalized software was not impaired.

Response 2: The Company will enhance its critical accounting policy under Impairment of Long-Live Assets to address this concern. See the revised critical accounting policy below:

Impairment of Long-Lived Assets—The Company evaluated the recoverability of its property and equipment, and other assets in accordance with Statements of Financial Accounting Standards (SFAS) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” which requires recognition of impairment of long-lived assets in the event the net book value of such assets exceeds the estimated future undiscounted cash flows attributable to such assets or the business to which such intangible assets relate. Each year the company uses its operating forecast for the subsequent three year period and the Gordon method of projecting a terminal value for future results based on the third-year cash flow projections to determine the estimated future undiscounted cash flows attributable to its principal asset. The company then also calculates discounted cash flows using a 20% discount rate. In both instances there was not impairment. A material assumption used in determining the recoverability of the capitalized software is projected revenue which is based on existing signed contracts and projected growth as the company expands its operations. Actual results for 2005 and 2006 did not meet the cash flow projections prepared in our assessment of the recoverability of the capitalized software as of December 31, 2004 and 2005. The projections for revenue for these two periods were below forecast by 93% and 85% respectively. The principal reason that these projections were not achieved is that the time to develop the capitalized software was significantly greater than expected. If this situation were to continue for an indefinite period of time, this may have resulted in the capitalized software being impaired. The Company did, however, complete the capitalized software as of December 31, 2006 and will commence depreciating the asset in 2007. The Company provides the value of signed contracts under Management Discussion and Analysis as indication of expected future revenues. Going forward, if the Company is not able to generate sufficient design/build contracts, it is possible the capitalized software could be impaired.

Securities and Exchange Commission
February 6, 2008

Please let us know if you have any further questions.

Sincerely,

/s/ Richard A. von Gnechten

Richard A. von Gnechten
Chief Financial Officer

cc: Harold H. Martin, Esq.

Enclosures